Exhibit 99.1

GDS Reports

Second Quarter 2018 Results

GDS Holdings Limited Reports Second Quarter 2018 Results

Shanghai, China, August 14, 2018 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the quarter ended June 30, 2018.

Second Quarter 2018 Financial Highlights

•                  Net revenue increased by 89.6% year-over-year (“Y-o-Y”) to RMB637.5 million (US$96.3 million) in the second quarter of 2018 (2Q2017: RMB336.2 million).

•                  Service revenue increased by 88.9% Y-o-Y to RMB626.3 million (US$94.7 million) in the second quarter of 2018 (2Q2017: RMB331.5 million).

•                  Net loss was RMB102.1 million (US$15.4 million) in the second quarter of 2018, compared with a net loss of RMB75.7 million in the second quarter of 2017.

•                  Adjusted EBITDA (non-GAAP) increased by 132.5% Y-o-Y to RMB232.3 million (US$35.1 million) in the second quarter of 2018 (2Q2017: RMB99.9 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 36.4% in the second quarter of 2018 (2Q2017: 29.7%).

Operating Highlights

•                      Total area committed increased by 86.9% Y-o-Y to 143,065 square meters (“sqm”) as of June 30, 2018 (June 30, 2017: 76,541 sqm).

•                      Area utilized (or revenue generating space) increased by 104.1% Y-o-Y to 86,665 sqm as of June 30, 2018 (June 30, 2017: 42,470 sqm).

•                      Area in service increased by 78.8% Y-o-Y to 127,984 sqm as of June 30, 2018 (June 30, 2017: 71,577 sqm).

•                      Commitment rate for area in service was 95.6% as of June 30, 2018 (June 30, 2017: 92.2%) and utilization rate was 67.7% as of June 30, 2018 (June 30, 2017: 59.3%).

•                      Area under construction was 41,023 sqm as of June 30, 2018 (June 30, 2017: 38,028 sqm).

•                      Pre-commitment rate for area under construction was 50.6% as of June 30, 2018 (June 30, 2017: 27.7%).

“We are delighted to report a strong second quarter with significant progress across our business,” said Mr. William Huang, Chairman and Chief Executive Officer. “We again added over 20,000 sqm (net) to our total area committed which means we have added as much in the first half of the year as we did in all of 2017. We remain focused on continuing to develop resource supply to ensure we meet the demand generated by the rapid adoption of cloud and hybrid cloud computing in China. In the second quarter, we initiated five new data center projects, three internally and two by acquisition, which have already come into service. Since the quarter end, we have initiated another two new projects in our Tier 1 markets and taken a significant step to upgrade our presence in Hong Kong, acquiring a strategic site for re-development.

Mr. Huang added, “Our strong forward momentum entering the second half of the year continues GDS’s 17-year growth record, driven by an unmatched ability to build and operate high-performance data centers on behalf of the most demanding cloud, internet and enterprise customers in China.  We’re proud of this record — which directly reflects the integrity and talent of our management team and is transparently evident in our disclosures — and the value it has created for our shareholders.”

“Our second quarter yielded strong revenue and EBITDA growth with a record-high net addition to area utilized,” said Mr. Dan Newman, Chief Financial Officer of GDS Holdings. “As we continue to scale up our business, we improved our adjusted EBITDA margin by nearly seven percentage points as we scale up our business, compared to the second quarter of 2017. In June, we completed a $300 million convertible senior notes offering which helps to fund our further expansion. We are pleased to have booked a solid first half performance which positions us well to achieve our financial objectives for the year.”

Second Quarter 2018 Financial Results

Net revenue in the second quarter of 2018 was RMB637.5 million (US$96.3 million), an 89.6% increase over the second quarter of 2017 of RMB336.2 million and a 13.4% increase over the first quarter of 2018 of RMB562.2 million. Service revenue in the second quarter of 2018 was RMB626.3 million (US$94.7 million), an 88.9% increase over the second quarter of 2017 of RMB331.5 million and a 13.6% increase over the first quarter of 2018 of RMB551.5 million. The increase was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 19,760 sqm of net additional area utilized in the second quarter of 2018 which mainly related to Shanghai 4 (“SH4”), Shenzhen 5 (“SZ5”) Phase 2, Hebei 1 (“HB1”) and Guangzhou 3 (“GZ3”) Phase 1 data centers. Revenue from IT equipment sales was RMB11.2 million (US$1.7 million), compared with RMB4.7 million in the second quarter of 2017 and RMB10.8 million in the first quarter of 2018.

Cost of revenue in the second quarter of 2018 was RMB500.0 million (US$75.6 million), a 96.2% increase over the second quarter of 2017 of RMB254.9 million and a 13.8% increase over the first quarter of 2018 of RMB439.3 million. The increase over the previous quarter was mainly due to an increase in utility cost in relation to higher area utilized, as well as an increase in depreciation and amortization costs and other related costs such as personnel and maintenance as a result of the completion of Shanghai 5 (“SH5”) Phase 1 data center which came into service late in the previous quarter, and the completion of SZ5 Phase 2, HB1, GZ3 Phase 1 and Shanghai 11 (“SH11”) data centers which came into service during the second quarter.

Gross profit was RMB137.5 million (US$20.8 million) in the second quarter of 2018, a 69.0% increase over the second quarter of 2017 of RMB81.4 million, and a 11.9% increase over the first quarter of 2018 of RMB122.9 million. Gross profit margin was 21.6% in the second quarter of 2018, compared with 24.2% in the second quarter of 2017, and 21.9% in the first quarter of 2018. The decrease in gross profit margin over the previous quarter was primarily due to increased depreciation and amortization costs and other related costs as a result of new data centers coming into service in the previous quarter and in the second quarter of 2018.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as net loss (computed in accordance with GAAP), excluding: net interest expenses, income tax expenses (benefit), depreciation and amortization, accretion expenses for asset retirement costs, share-based compensation expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, foreign currency exchange loss (gain) and others. Adjusted NOI was RMB290.8 million (US$43.9 million) in the second quarter of 2018, an 86.1% increase over the second quarter of 2017 of RMB156.3 million and a 15.4% increase over the first quarter of 2018 of RMB252.0 million.

Adjusted NOI margin (non-GAAP) was 45.6% in the second quarter of 2018, compared with 46.5% in the second quarter of 2017, and 44.8% in the first quarter of 2018. The increase over the previous quarter was mainly due to a leverage effect realized on personnel, rent and other fixed-cost components of cost of revenue as data centers ramp up.

Selling and marketing expenses, excluding share-based compensation expenses of RMB4.3 million (US$0.6 million), were RMB17.8 million (US$2.7 million) in the second quarter of 2018, a 10.1% decrease from the second quarter of 2017 of RMB19.8 million (excluding share-based compensation of RMB3.7 million) and an 18.3% decrease from the first quarter of 2018 of RMB21.8 million (excluding share-based compensation of RMB5.0 million). The decrease over the previous quarter was primarily due to a decrease in sales personnel cost.

General and administrative expenses, excluding share-based compensation expenses of RMB21.8 million (US$3.3 million) and depreciation and amortization expenses of RMB15.6 million (US$2.4 million), were RMB49.3 million (US$7.5 million) in the second quarter of 2018, a 39.2% increase over the second quarter of 2017 of RMB35.4 million (excluding share-based compensation of RMB6.4 million and depreciation and amortization expenses of RMB5.9 million) and a 12.2% increase from the first quarter of 2018 of RMB44.0 million (excluding share-based compensation of RMB7.5 million and depreciation and amortization expenses of RMB11.5 million). The increase in general and administrative expenses over the previous quarter was primarily due to increases in labor costs, acquisition related expenses and other office expenses.

Research and development costs were RMB3.2 million (US$0.5 million) in the second quarter of 2018, compared with RMB1.2 million in the second quarter 2017 and RMB2.7 million in the first quarter of 2018.

Net interest expenses for the second quarter of 2018 were RMB137.3 million (US$20.7 million), a 60.1% increase over the second quarter of 2017 of RMB85.8 million and a 19.3% increase over the first quarter of 2018 of RMB115.1 million. The increase over the previous quarter was mainly due to an increase of total debt to finance data center capacity expansion as well as the convertible senior notes offering completed in June.

Foreign currency exchange gain for the second quarter of 2018 was RMB9.8 million (US$1.5 million), compared with a loss of RMB1.2 million in the second quarter of 2017 and a loss of RMB3.2 million in the first quarter of 2018. The foreign currency gain was mainly due to the appreciation of USD against RMB.

Net loss in the second quarter of 2018 was RMB102.1 million (US$15.4million), compared with a net loss of RMB75.7 million in the second quarter of 2017 and a net loss of RMB85.9 million in the first quarter of 2018.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax (expenses) benefits, depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB232.3 million (US$35.1 million) in the second quarter of 2018, a 132.5% increase over the second quarter of 2017 of RMB99.9 million and a 28.1% increase over the first quarter of 2018 of RMB181.3 million.

Adjusted EBITDA margin (non-GAAP) was 36.4% in the second quarter of 2018, compared with 29.7% in the second quarter of 2017, and 32.2% in the first quarter of 2018. The increase over the previous quarter was mainly due to a leverage effect realized on general and administrative expenses as well as on personnel, rent and other fixed cost components of cost of revenue as data centers ramp up.

Basic and diluted loss per ordinary share in the second quarter of 2018 was RMB0.10 (US$0.02), compared with RMB0.10 in the second quarter of 2017, and RMB0.09 in the first quarter of 2018.

Basic and diluted loss per American Depositary Share (“ADS”) in the second quarter of 2018 was RMB0.82 (US$0.12), compared with RMB0.80 in the second quarter of 2017, and RMB0.71 in the first quarter of 2018. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed at the end of the second quarter of 2018 was 143,065 sqm, compared with 76,541 sqm at the end of the second quarter of 2017 and 122,819 sqm at the end of the first quarter of 2018, an increase of 86.9% Y-o-Y and 16.5% quarter-over-quarter (“Q-o-Q”). In the second quarter of 2018, net additional area committed was 20,246 sqm, including significant contributions from SZ5 Phase 2, as well as GZ3 and SH11 data centers through acquisition. The sales increase was driven primarily by booming Cloud adoption in China leading to higher demand from Cloud service providers, as well as significant new commitments from large Internet and financial service institution customers.

Data Center Resources

Area in service at the end of the second quarter of 2018 was 127,984 sqm, compared with 71,577 sqm at the end of the second quarter of 2017 and 103,475 sqm at the end of the first quarter of 2018, an increase of 78.8% Y-o-Y and 23.7% Q-o-Q. In the second quarter of 2018, the SZ5 Phase 2, HB1, GZ3 Phase 1 and SH11 data centers came into service, with the latter two through acquisition.

Area under construction at the end of the second quarter of 2018 was 41,023 sqm, compared with 38,028 sqm at the end of the second quarter of 2017 and 40,357 sqm at the end of the first quarter of 2018, an increase of 7.9% Y-o-Y and 1.7% Q-o-Q. In the second quarter of 2018, as previously disclosed, construction has commenced on the new Shanghai 9 (“SH9”), Beijing 4 (“BJ4”) and Beijing 5 (“BJ5”) Phase 1 data centers. In the second quarter of 2018, the Company also secured an interest in two buildings in Daxing District, Beijing, which we plan to develop as data centers.

Commitment rate of area in service was 95.6% at the end of the second quarter of 2018, compared with 92.2% at the end of the second quarter of 2017 and 93.8% at the end of first quarter 2018. Pre-commitment rate of area under construction was 50.6% at the end of the second quarter of 2018, compared with 27.7% at the end of the second quarter of 2017 and 63.8% at the end of the first quarter 2018.

Area utilized at the end of the second quarter of 2018 was 86,665 sqm, compared with 42,470 sqm at the end of the second quarter of 2017 and 66,905 sqm at the end of the first quarter of 2018, an increase of 104.1% Y-o-Y and 29.5% Q-o-Q. Net additional area utilized was 19,760 sqm in the second quarter, which mainly came from the additional area utilized in the SH4, SZ5 Phase 2, HB1 and GZ3 Phase 1 data centers.

Utilization rate of area in service was 67.7% at the end of the second quarter of 2018, compared with 59.3% at the end of the second quarter of 2017 and 64.7% at the end of the first quarter 2018.

Liquidity

As of June 30, 2018, cash was RMB4,451.0 million (US$672.6 million). Total short-term debt was RMB1,591.0 million (US$240.4 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB1,439.4 million (US$217.5 million) and the current portion of capital lease and other financing obligations of RMB151.6 million (US$22.9 million). Total long-term debt was RMB10,082.2 million (US$1,523.7 million), comprised of long-term borrowings (excluding current portion) of RMB4,550.9 million (US$687.7 million), convertible bonds of RMB1,925.3 million (US$291.0 million) and the non-current portion of capital lease and other financing obligations of RMB3,606.0 million (US$545.0 million). During the second quarter of 2018, the Company obtained new debt facilities of RMB1,399.7 million (US$211.5 million).

Recent Developments

New Data Centers Under Construction

The Company recently initiated one new project in the Beijing market, Beijing 6 (“BJ6”), one new project in the Shanghai market, Shanghai 10 (“SH10”) and upsized SZ5 data center to include an additional Phase 3. BJ6 is a building which we are converting in to a data center located in Changping District, about 40 kilometers from the center of Beijing, and about 10 kilometers from the previously disclosed BJ4 data center. BJ6 has an IT area of approximately 5,167 sqm. SH10 is the second building next to the previously disclosed SH9 data center in Waigaoqiao District, close to the Company’s existing main Shanghai data center campus. SH10 will provide approximately 3,880 sqm of IT area. SZ5 Phase 3 is an upsize of the existing SZ5 data center (Phase 1 and Phase 2) as a result of the recent power capacity upgrade. It has approximately 6,800 sqm of IT area. These projects will come into service during 2019.

New Market — Hong Kong

The Company recently entered in to a provisional agreement for the purchase of a site for re-development in Hong Kong. The site is located in Kwai Chung, about 17 kilometers from the city center, and Hong Kong’s primary data center hub. The initial design is for an IT area of approximately 7,000 sqm. The company has good visibility into the market demand in Hong Kong from both its hyper-scale as well as enterprise and financial customers. This new project will enable the Company to significantly upgrade its presence in Hong Kong and provide a new avenue for growth in an important Tier 1 market.

Updated Business Outlook

For the full year of 2018, the Company now expects its total revenues to be between RMB2,533 million and RMB2,636 million, an increase of approximately 3% from the previously guided range of RMB2,460 million to RMB2,560 million; and adjusted EBITDA to be between RMB932 million and RMB963 million, an increase of approximately 3% from the previously guided range of RMB905 million to RMB935 million. The updated estimates imply an increase of 56.7% to 63.1% year-over-year in total revenues and 81.9% to 88.0% year-over-year in adjusted EBITDA, compared with the previous 52.2% to 58.4% and 76.7% to 82.5%.

In addition, in an effort to meet the strong market demand, the Company has initiated new projects at a faster rate than previously expected with accelerated development timelines. As such, the Company now expects to incur capital expenditures of around RMB4,000 million for the full year of 2018, 33.3% up from the high end of the previously guided range of RMB2,600 million to RMB3,000 million. The updated capital expenditures estimate includes the cost of the Hong Kong site purchase and implies an increase of 99.5% year-over-year.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which are subject to change

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Tuesday, August 14, 2018 (8:00 p.m. Beijing Time on August 14, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	9085268

A telephone replay will be available approximately two hours after the call until August 21, 2018 by dialing:

United States:	1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
China:	400-632-2162
Replay Access Code:	9085268

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjusted NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows used in operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for net income (loss), cash flows used in operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits, depreciation and amortization, accretion expenses for asset retirement costs, and share-based compensation expenses, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6171 to US$1.00, the noon buying rate in effect on June 29, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including direct private connection to major cloud platforms. The Company has a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2017	As of June 30, 2018
	RMB	RMB	US$

Assets
Current assets
Cash	1,873,446	4,450,958	672,645
Accounts receivable, net of allowance for doubtful accounts	364,654	531,490	80,321
Value-added-tax (“VAT”) recoverable	112,067	139,146	21,028
Prepaid expenses and other current assets	103,861	200,788	30,344
Total current assets	2,454,028	5,322,382	804,338

Property and equipment, net	8,165,601	11,441,921	1,729,145
Goodwill and intangible assets, net	1,919,221	2,265,022	342,298
Other non-current assets	605,717	831,113	125,601
Total assets	13,144,567	19,860,438	3,001,382

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	790,484	1,439,352	217,520
Accounts payable	1,110,411	1,221,460	184,593
Accrued expenses and other payables	424,233	712,901	107,736
Capital lease and other financing obligations, current	97,943	151,598	22,910
Total current liabilities	2,423,071	3,525,311	532,759

Long-term borrowings, excluding current portion	3,459,765	4,550,852	687,741
Convertible bonds payable	0	1,925,339	290,964
Capital lease and other financing obligations, non-current	2,303,044	3,606,028	544,956
Other long-term liabilities	483,175	594,818	89,891
Total liabilities	8,669,055	14,202,348	2,146,311

Shareholders’ equity
Ordinary shares	320	341	52
Additional paid-in capital	5,861,445	7,199,778	1,088,056
Accumulated other comprehensive loss	(200,688)	(169,187)	(25,568)
Accumulated deficit	(1,185,565)	(1,372,842)	(207,469)
Total shareholders’ equity	4,475,512	5,658,090	855,071
Commitments and contingencies

Total liabilities and shareholders’ equity	13,144,567	19,860,438	3,001,382

Note:

The Company adopted Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers on January 1, 2018 using the cumulative effect method and made an adjustment to decrease the opening balance of accumulated deficit at January 1, 2018 by RMB0.7 million. Therefore, the comparative information was not adjusted.

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2017	March 31, 2018	June 30, 2018		June 30, 2017	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue
Service revenue	331,490	551,473	626,347	94,656	675,155	1,177,820	177,996
Equipment sales	4,724	10,752	11,163	1,687	11,102	21,915	3,312
Total net revenue	336,214	562,225	637,510	96,343	686,257	1,199,735	181,308
Cost of revenue	(254,853)	(439,308)	(499,989)	(75,560)	(498,698)	(939,297)	(141,950)
Gross profit	81,361	122,917	137,521	20,783	187,559	260,438	39,358

Operating expenses
Selling and marketing expenses	(23,508)	(26,849)	(22,132)	(3,345)	(44,764)	(48,981)	(7,402)
General and administrative expenses	(47,733)	(62,936)	(86,737)	(13,108)	(96,501)	(149,673)	(22,619)
Research and development expenses	(1,203)	(2,672)	(3,201)	(484)	(2,661)	(5,873)	(888)
Income from operations	8,917	30,460	25,451	3,846	43,633	55,911	8,449
Other income (expenses):
Net interest expenses	(85,755)	(115,054)	(137,274)	(20,745)	(164,363)	(252,328)	(38,133)
Foreign currency exchange gain (loss), net	(1,229)	(3,219)	9,778	1,478	(3,835)	6,559	991
Others, net	1,010	609	1,903	288	1,836	2,512	380
Loss before income taxes	(77,057)	(87,204)	(100,142)	(15,133)	(122,729)	(187,346)	(28,313)
Income tax benefits (expenses)	1,334	1,278	(1,935)	(292)	2,701	(657)	(99)
Net loss	(75,723)	(85,926)	(102,077)	(15,425)	(120,028)	(188,003)	(28,412)

Net loss attributable to ordinary shareholders	(75,723)	(85,926)	(102,077)	(15,425)	(120,028)	(188,003)	(28,412)

Loss per ordinary share
Basic and diluted	(0.10)	(0.09)	(0.10)	(0.02)	(0.16)	(0.19)	(0.03)

Weighted average number of ordinary share outstanding
Basic and diluted	760,619,962	969,747,050	992,452,334	992,452,334	760,316,190	981,162,414	981,162,414

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2017	March 31, 2018	June 30, 2018		June 30, 2017	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(75,723)	(85,926)	(102,077)	(15,425)	(120,028)	(188,003)	(28,412)
Foreign currency translation adjustments, net of nil tax	3,577	(40,406)	71,907	10,867	(2,697)	31,501	4,761
Comprehensive loss	(72,146)	(126,332)	(30,170)	(4,558)	(122,725)	(156,502)	(23,651)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2017	March 31, 2018	June 30, 2018		June 30, 2017	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Adjusted(1)				Adjusted(1)
Net loss	(75,723)	(85,926)	(102,077)	(15,425)	(120,028)	(188,003)	(28,412)
Depreciation and amortization	78,692	137,488	166,759	25,201	156,016	304,247	45,979
Amortization of debt issuance cost and debt discount	4,459	7,928	9,339	1,411	8,989	17,267	2,609
Share-based compensation expense	12,294	15,633	27,954	4,225	25,800	43,587	6,587
Others	(1,829)	(2,777)	1,318	199	(5,960)	(1,459)	(221)
Changes in operating assets and liabilities	(77,867)	(215,775)	(121,601)	(18,376)	(148,482)	(337,376)	(50,985)
Net cash used in operating activities	(59,974)	(143,429)	(18,308)	(2,765)	(83,665)	(161,737)	(24,443)

Purchase of property and equipment	(362,149)	(762,972)	(867,965)	(131,170)	(742,119)	(1,630,937)	(246,473)
Payments related to acquisitions	(39,980)	(43,807)	(289,487)	(43,749)	(39,980)	(333,294)	(50,369)
Net cash used in investing activities	(402,129)	(806,779)	(1,157,452)	(174,919)	(782,099)	(1,964,231)	(296,842)

Net proceeds from financing activities	432,498	2,113,003	2,499,137	377,678	578,850	4,612,140	697,004
Net cash provided by financing activities	432,498	2,113,003	2,499,137	377,678	578,850	4,612,140	697,004
Effect of exchange rate changes on cash and restricted cash	(20,485)	(57,636)	153,167	23,147	(32,414)	95,531	14,438

Net (decrease) increase of cash and restricted cash	(50,090)	1,105,159	1,476,544	223,141	(319,328)	2,581,703	390,157
Cash and restricted cash at the beginning of period	1,569,754	1,947,600	3,052,759	461,344	1,838,992	1,947,600	294,328
Cash and restricted cash at end of period	1,519,664	3,052,759	4,529,303	684,485	1,519,664	4,529,303	684,485

Note 1:

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 and retrospectively adjusted the unaudited condensed consolidated statements of cash flows for the three and six months ended June 30, 2017 by excluding the movement of restricted cash of RMB11.2 million and RMB26.0 million, respectively.

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	Three months ended				Six months ended
	June 30, 2017	March 31, 2018	June 30, 2018		June 30, 2017	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(75,723)	(85,926)	(102,077)	(15,425)	(120,028)	(188,003)	(28,412)
Net interest expenses	85,755	115,054	137,274	20,745	164,363	252,328	38,133
Income tax expenses (benefits)	(1,334)	(1,278)	1,935	292	(2,701)	657	99
Depreciation and amortization	78,692	137,488	166,759	25,201	156,016	304,247	45,979
Accretion expenses for asset retirement costs	203	309	407	62	356	716	108
Share-based compensation expenses	12,294	15,633	27,954	4,225	25,800	43,587	6,587
Selling and marketing expenses(1)	19,831	21,819	17,835	2,696	36,730	39,654	5,992
General and administrative expenses(1)	35,422	43,958	49,318	7,452	70,989	93,276	14,096
Research and development expenses(1)	922	2,340	3,093	467	2,126	5,433	822
Foreign currency exchange loss (gain), net	1,229	3,219	(9,778)	(1,478)	3,835	(6,559)	(991)
Others, net	(1,010)	(609)	(1,903)	(288)	(1,836)	(2,512)	(380)
Adjusted NOI	156,281	252,007	290,817	43,949	335,650	542,824	82,033
Adjusted NOI margin	46.5%	44.8%	45.6%	45.6%	48.9%	45.2%	45.2%

Note 1:

Selling and marketing expenses, general and administrative expenses and research and development expenses exclude depreciation, amortization and share-based compensation expenses.

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	Three months ended				Six months ended
	June 30, 2017	March 31, 2018	June 30, 2018		June 30, 2017	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(75,723)	(85,926)	(102,077)	(15,425)	(120,028)	(188,003)	(28,412)
Net interest expenses	85,755	115,054	137,274	20,745	164,363	252,328	38,133
Income tax expenses (benefits)	(1,334)	(1,278)	1,935	292	(2,701)	657	99
Depreciation and amortization	78,692	137,488	166,759	25,201	156,016	304,247	45,979
Accretion expenses for asset retirement costs	203	309	407	62	356	716	108
Share-based compensation expenses	12,294	15,633	27,954	4,225	25,800	43,587	6,587
Adjusted EBITDA	99,887	181,280	232,252	35,100	223,806	413,532	62,494
Adjusted EBITDA margin	29.7%	32.2%	36.4%	36.4%	32.6%	34.5%	34.5%